Exhibit 99.4

TAOMEE HOLDINGS LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF TAOMEE HOLDINGS LIMITED FOLD AND DETACH HERE FOR AGAINST ABSTAIN FORAGAINST ABSTAIN Resolution 1 Resolution 3 Resolution 2 Resolution 4 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

ORDINARY RESOLUTIONS 1. 2. 3. That Mr. Roc Yunpeng Cheng be re-elected as a Class A Director of the Company That Mr. Changtian Wang be re-elected as a Class A Director of the Company That Mr. Ted Lai be re-elected as a Class A Director of the Company 4. That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit TAOMEE HOLDINGS LIMITED JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an Annual General Meeting (the “Meeting”) of Taomee Holdings Limited (the “Company”) will be held at 11:30 a.m. (Beijing Time), on Tuesday, December 15, 2015, at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may check the box instructing the Depositary to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 10, 2015. Only the registered holders of record as of the close of business on November 16, 2015, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADSs representing Ordinary Shares of the Company, of record on November 16, 2015, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by such ADSs, in accordance with the instructions given below. Please visit the following URL link to access the AGM materials on-line: http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-agm-new NOTE: In order to have the aforesaid securities voted, this Voting Instruction Card MUST be returned before 12:00 p.m., December 10, 2015. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.